File No. 333-114442

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

TISM, INC.

(Name of Registrant)

Michigan	38-2511577
(State of Incorporation)	(I.R.S. Employer Identification No.)

30 Frank Lloyd Wright Drive, Ann Arbor, Michigan	48106
(Address of principal executive offices)	(Zip Code)

Pursuant to Rules 477 and 478 under the Securities Act of 1933, Domino’s Pizza, Inc., as successor in interest to TISM, Inc., hereby requests that the registration statement of TISM, Inc. on Form S-1 (Registration No. 333-114442) (the “TISM Registration Statement”), initially relating to the common stock of TISM, Inc. and subsequently amended to relate to the common stock of Domino’s Pizza, Inc., be withdrawn, effective immediately. Due to the completion of the reincorporation of TISM, Inc. through a merger into its wholly-owned subsidiary Domino’s Pizza, Inc., TISM, Inc. is no longer a co-registrant. TISM, Inc. did not sell any of the shares for which registration was sought in the TISM Registration Statement. Please note that the Domino’s Pizza, Inc. registration statement on Form S-1 (Registration No. 333-114442-01) is not being withdrawn and Domino’s Pizza, Inc. intends to sell the common stock described in that registration statement.

TISM, Inc.

By:	/s/ Harry J. Silverman
Authorized Signatory of Domino’s Pizza, Inc., as successor to TISM, Inc.

Dated: June 21, 2004